
     As filed with the Securities and Exchange Commission on July 15, 2002
                                                     Registration No. 333-82924
=================================================================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549
                             ---------------------

                                   Form N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                             ---------------------

|_|  Pre-Effective Amendment No.            |X| Post-Effective Amendment No. 1
                       (Check Appropriate Box or Boxes)

                 Merrill Lynch Investment Managers Funds, Inc.
            (Exact Name of Registrant as Specified in Its Charter)
                            -----------------------

                                (609) 282-2800
                       (Area Code And Telephone Number)
                            -----------------------

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)

                            -----------------------

                           Philip L. Kirstein, Esq.
                          Fund Asset Management, L.P.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

                            -----------------------
                                  Copies to:


       Leonard Mackey, Jr., Esq.            Laurin Blumenthal Kleiman, Esq.                Terry K. Glenn
  Clifford Chance Rogers & Wells LLP        Sidley Austin Brown & Wood LLP           Fund Asset Management, L.P.
            200 Park Avenue                        875 Third Avenue                    800 Scudders Mill Road
          New York, NY 10166                      New York, NY 10022                    Plainsboro, NJ 08536
                           ------------------------
 Title of Securities to Be Registered: Common Stock, par value $.01 per share.

     No filing fee is required because of reliance on Section 24(f) of the Investment Company Act of 1940.

=================================================================================================================================



This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-82924) (the "N-14 Registration Statement") consists of the following:

(1)      Facing Sheet of this Registration Statement.

(2)      Part C of this Registration Statement (including signature pages).

Parts A and B are incorporated herein by reference from the Registration Statement filed on February 15, 2002 and Pre-Effective Amendment No. 1 to this Registration Statement filed on March 27, 2002 under the Securities Act of 1933, as amended (the "Securities Act").

This Post-Effective Amendment No. 1 is being filed solely to file as Exhibit No. 12 to this Registration Statement the Tax Opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant.

                                    PART C

                               OTHER INFORMATION

Item 15.       Indemnification.

         Reference is made to Article VI of the Registrant's Articles of Incorporation, Article VI of the Registrant's By-Laws. Section 2-418 of the Maryland General Corporation Law and Section 9 of the Class A, Class B, Class C and Class D Distribution Agreements.

         Insofar as the conditional advancing of indemnification moneys for actions based on the Investment Company Act of 1940, as amended (the "Investment Company Act"), may be concerned, Article VI of the Registrant's By-Laws provides that such payments will be made only on the following conditions: (i) advances may be made only on receipt of a written affirmation of such person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any such advance if it is ultimately determined that the standard of conduct has not been met; and (ii) (a) such promise must be secured by a security for the undertaking in form and amount acceptable to the Registrant, (b) the Registrant is insured against losses arising by receipt of the advance, or (c) a majority of a quorum of the Registrant's disinterested non-party Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that at the time the advance is proposed to be made, there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

         In Section 9 of the Class A., Class B, Class C and Class D Shares Distribution Agreements relating to the securities being offered hereby, the Registrant agrees to indemnify FAM Distributors, Inc. (the "Distributor") and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.       Exhibits.

1(a)      --  Articles of Incorporation of the Registrant, dated July 5,
              2000.(a)
1(b)      --  Certificate of Correction, dated August 2, 2000.(a)
2         --  By-Laws of the Registrant.(a)
3         --  Not applicable.
4         --  Form of Agreement and Plan of Reorganization among the Registrant,
              Fund Asset Management Master Trust and Merrill Lynch Short-Term
              Global Income Fund, Inc.(e)
5         --  Portions of Articles of Incorporation and By-laws of Registrant defining rights of holders of shares of common stock of the
              Registrant.(a)
6(a)      --  Not applicable.

7         --  Form of Distribution Agreement between the Registrant and FAM
              Distributors, Inc. (including form of Selected Dealer
              Agreement).(a)
8         --  Not applicable.
9         --  Form of Custody Agreement between the Registrant and Brown
              Brothers Harriman & Co.(b)
10(a)     --  Form of Class B Distribution Plan.(a)
10(b)     --  Form of Class C Distribution Plan.(a)
10(c)     --  Form of Class D Distribution Plan.(a)
10(d)     --  Merrill Lynch Select PricingSM System Plan pursuant to Rule 18f-3 under the Investment Company Act.(a)
11        --  Opinion of Sidley Austin Brown & Wood LLP.(g)
12        --  Tax Opinion of Sidley Austin Brown & Wood LLP.*
13(a)(l)  --  Form of Transfer Agency, Dividend Disbursing Agency and
              Stockholder Servicing Agency Agreement between the Registrant and
              Financial Data Services, Inc.(a)
13(a)(2)  --  Expense Cap Agreement.(b)
13(a)(3)  --  Amended and Restated Expense Cap Agreement.(c)
13(a)(4)  --  Administration Agreement for Low Duration Fund.(c)
13(a)(5)  --  Form of Second Amended and Restated Credit Agreement.(d)
13(a)(6)  --  Administrative Services Agreement with State Street Bank and Trust
              Company.(f)
14(a)     --  Consent of Ernst & Young LLP, independent auditors for the Registrant.(g)
14(b)     --  Consent of Deloitte & Touche LLP, independent auditors for
              Merrill Lynch Short-Term Global Income Fund, Inc.(g)
15        --  Not applicable.
16        --  Not applicable
17(a)     --  Prospectus, dated October 26, 2001, of Merrill Lynch Low
              Duration Fund.(g)
17(b)     --  Statement of Additional Information, dated October 26, 2001, of
              Merrill Lynch Low Duration Fund.(g)
17(c)     --  Prospectus, dated April 6, 2001, of Merrill Lynch Short-Term
              Global Income Fund, Inc.(g)
17(d)     --  Annual Report to Stockholders of Merrill Lynch Low Duration Fund,
              as of June 30, 2001.(g)
17(e)     --  Semi-Annual Report to Stockholders of Merrill Lynch Low Duration
              Fund, as of December 31, 2001.(g)
17(f)     --  Annual Report to Stockholders of Merrill Lynch Short-Term Global
              Income Fund, Inc., as of December 31, 2001.(g)
17(g)     --  Form of Proxy.(g)
________________
(a) Incorporated by reference and previously filed as an exhibit to the Registration Statement on Form N-1A of the Registrant filed on August 11, 2000 (File No. 333-43552).
(b) Incorporated by reference and previously filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-1A filed on October 6, 2000 (File No. 333-43552).
(c) Incorporated by reference and previously filed as an exhibit to Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-1A filed on October 25, 2001 (File No. 333-43552).
(d) Incorporated by reference to Exhibit (b) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating
       Rate Fund, Inc. filed on December 14, 2001 (File No. 333-15973).

(e)    Included as Exhibit I to the Proxy Statement and Prospectus contained in Pre-Effective Amendment No.1 to the N-14 Registration Statement.
(f) Incorporated by reference and previously filed as an exhibit to Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A of Mercury HW Variable Trust filed on February 28, 2001 (File No. 333-24349) .
(g) Filed on March 27, 2002 as an exhibit to Pre-Effective Amendment No.1 to the N-14 Registration Statement.
_________
*  Filed herewith

Item 17.       Undertakings.

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

         (3) The Registrant undertakes to file, by post-effective amendment, a copy of an opinion of counsel as to certain tax matters within a reasonable time after receipt of such opinion.

                                  SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 15th day of July, 2002.

                              MERRILL LYNCH INVESTMENT MANAGERS FUNDS, INC. (Registrant)



                              By:  /s/ DONALD C. BURKE
                                   --------------------------------
                                        (Donald C. Burke,
                                   Vice President and Treasurer)

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                 Signatures                                 Title                               Date
                 -----------                                -----                               ----
               TERRY K. GLENN*                 President (Principal Executive
------------------------------------------         Officer) and Director
              (Terry K. Glenn)

              DONALD C. BURKE*                  Vice President and Treasurer
------------------------------------------        (Principal Financial and
              (Donald C. Burke)                     Accounting Officer)


             JAMES H. BODURTHA*                           Director
---------------------------------------------
             (James H. Bodurtha)

                 JOE GRILLS*                              Director
---------------------------------------------
                (Joe Grills)

             HERBERT I. LONDON*                           Director
---------------------------------------------
             (Herbert I. London)

              ANDRE F. PEROLD*                            Director
---------------------------------------------
              (Andre F. Perold)

            ROBERTA COOPER RAMO*                          Director
---------------------------------------------
            (Roberta Cooper Ramo)

           ROBERT S. SALOMON, JR.*                        Director
---------------------------------------------
          (Robert S. Salomon, Jr.)

              MELVIN R. SEIDEN*                           Director
---------------------------------------------
             (Melvin R. Seiden)

            STEPHEN B. SWENSRUD*                          Director
---------------------------------------------
            (Stephen B. Swensrud)

*By: /s/ DONALD C. BURKE                                                                        July 15, 2002
--------------------------------------------------
      (Donald C. Burke, Attorney-in-fact)



                                  SIGNATURES

         Fund Asset Management Master Trust has duly caused this Registration Statement of Merrill Lynch Investment Managers Funds, Inc. to be signed on its behalf by the undersigned, duly authorized, in the Township of Plainsboro and State of New Jersey, on the 15th day of July, 2002.

                                    FUND ASSET MANAGEMENT MASTER TRUST
                                    (Registrant)




                                    By:  /s/ DONALD C. BURKE
                                         -------------------------------
                                              (Donald C. Burke,
                                         Vice President and Treasurer)

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                 Signatures                                 Title                               Date
                 ----------                                 ------                              ----
               TERRY K. GLENN*                 President (Principal Executive
--------------------------------------------         Officer) and Trustee
              (Terry K. Glenn)

              DONALD C. BURKE*                  Vice President and Treasurer
--------------------------------------------      (Principal Financial and
              (Donald C. Burke)                      Accounting Officer)

             JAMES H. BODURTHA*                            Trustee
---------------------------------------------
             (James H. Bodurtha)

                 JOE GRILLS*                               Trustee
---------------------------------------------
                (Joe Grills)

             HERBERT I. LONDON*                            Trustee
---------------------------------------------
             (Herbert I. London)

              ANDRE F. PEROLD*                             Trustee
---------------------------------------------
              (Andre F. Perold)

            ROBERTA COOPER RAMO*                           Trustee
---------------------------------------------
            (Roberta Cooper Ramo)

           ROBERT S. SALOMON, JR.*                         Trustee
---------------------------------------------
          (Robert S. Salomon, Jr.)

              MELVIN R. SEIDEN*                            Trustee
---------------------------------------------
             (Melvin R. Seiden)

            STEPHEN B. SWENSRUD*                           Trustee
---------------------------------------------
            (Stephen B. Swensrud)

*By: /s/ DONALD C. BURKE                                                                        July 15, 2002
--------------------------------------------------
      (Donald C. Burke, Attorney-in-fact)


                                 EXHIBIT INDEX

Exhibit
Number                                                       Description
-------                                                      -----------
12          --   Tax Opinion of Sidley Austin Brown & Wood LLP.

                        SIDLEY AUSTIN BROWN & WOOD LLP



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WRITER'S DIRECT NUMBER                                  WRITER'S E-MAIL ADDRESS



                                                           June 17, 2002


Fund Asset Management Master Trust,
on behalf of Low Duration Master Portfolio
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Merrill Lynch Investment Managers Funds, Inc.,
on behalf of Merrill Lynch Low Duration Fund
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Merrill Lynch Short-Term Global Income Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

            Re: Reorganization of Merrill Lynch Low Duration Fund, and Merrill Lynch Short-Term Global Income Fund, Inc.
                  -------------------------------------------------------

Ladies and Gentlemen:

         You have requested our opinion as to certain Federal income tax consequences of a reorganization which will result in the acquisition of the assets and assumption of the liabilities of Merrill Lynch Short-Term Global Income Fund, Inc. ("Short-Term Global") by Merrill Lynch Low Duration Fund ("Low Duration Fund"), a series of Merrill Lynch Investment Managers Funds, Inc., and the issuance of Low Duration Fund common stock to Short-Term Global for distribution to Short-Term Global's stockholders ("Reorganization"). Low Duration Fund is organized in a master/feeder structure as a "feeder" fund that invests all of its assets in the Low Duration Master Portfolio, a series of Fund Asset Management Master Trust ("FAM Trust") which has an investment objective identical to the feeder fund. The Reorganization will comprise (i) the acquisition of substantially all of the assets and assumption of substantially all of the liabilities, of Short-Term Global by FAM Trust, on behalf of Low Duration Master Portfolio, in exchange solely for an equal aggregate value of beneficial interests in Low Duration Master Portfolio, (ii) the acquisition of the assets and assumption of the liabilities of Short-Term Global (consisting of beneficial interests in Low Duration Master Portfolio) by Low Duration Fund in exchange for Low Duration Fund shares, and (iii) the subsequent distribution by Short-Term Global of Low Duration Fund shares to its stockholders in liquidation. After the Reorganization, Short-Term Global will cease operations, will have no assets remaining and will have final Federal and state (if any) tax returns filed on its behalf. Short-Term Global will have all of its shares cancelled and its incorporation terminated under Maryland law.

         This opinion letter is furnished pursuant to (i) the sections entitled "The Reorganization--Terms of the Agreement and Plan--Required Approvals" and "--Amendments and Conditions" in the Proxy Statement and Prospectus, which is a part of the Registration Statement on Form N-14 (File No. 333-82924) of Merrill Lynch Investment Managers Funds, Inc., as amended and to date (the "N-14 Registration Statement") which became effective on March 28, 2002 and (ii) Sections 9(f), 10(f) and 11(g) of the Agreement and Plan of Reorganization dated March 26, 2002, by and among Merrill Lynch Short-Term Global Income Fund, Inc., Merrill Lynch Investment Managers Fund, Inc., on behalf of Merrill Lynch Low Duration Fund, and Fund Asset Management Master Trust, on behalf of Low Duration Master Portfolio (the "Plan") as a condition of closing. All terms used herein, unless otherwise defined, are used as defined in the Plan.

         In rendering our opinion, we have reviewed and relied upon (a) the Plan, (b) the N-14 Registration Statement, and (c) certain representations concerning the Reorganization made by the Short-Term Global, Low Duration Fund and FAM Trust in letters dated June 17, 2002 (the "Representations").

         Based upon current law, including cases and administrative interpretations thereof and on the reviewed materials listed above, it is our opinion that:

1. Under Section 721 of the Code, neither FAM Trust, Low Duration Fund nor Short-Term Global will recognize gain or loss on the transfer by Short-Term Global of its assets to Low Duration Master Portfolio.

2. Under Section 722 of the Code, Short-Term Global's tax basis in the Low Duration Master Portfolio beneficial interests received in exchange for Short-Term Global assets will equal its basis in the assets transferred.

3. Under Section 723 of the Code, the tax basis of Short-Term Global assets in the hands of Low Duration Master Portfolio will be the same as their tax basis in the hands of Short-Term Global.

4. In accordance with Section 1223 of the Code, Short-Term Global's holding period in the Low Duration Master Portfolio beneficial interests received in exchange for Short-Term Global assets will include its holding period for the assets transferred.

5. In accordance with Section 1223 of the Code, Low Duration Master Portfolio's holding period for the assets received from Short-Term Global will include Short-Term Global's holding period for such assets.

6. The transfer of substantially all of the assets of Short-Term Global to Low Duration Master Portfolio in exchange for Low Duration Master Portfolio beneficial interests, the simultaneous transfer of all of the assets of Short-Term Global (consisting of beneficial interests of Low Duration Master Portfolio) to Low Duration Fund in exchange for shares of common stock of Low Duration Fund, and the distribution of Low Duration Fund shares of common stock to Short-Term Global stockholders in exchange for their Short-Term Global shares will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code"), and Low Duration Fund and Short-Term Global will each be a "party" to a reorganization within the meaning of
     Section 368(b) of the Code.

7. In accordance with Section 361 of the Code, Short-Term Global will not recognize gain or loss either on the transfer of substantially all of its assets (consisting of Low Duration Master Portfolio beneficial interests) to Low Duration Fund in exchange solely for voting shares of Low Duration Fund or on the distribution of the Low Duration Fund shares received to its stockholders.

8. Under Section 1032 of the Code, Low Duration Fund will recognize no gain or loss on the receipt of Short-Term Global assets (consisting of beneficial interests of Low Duration Master Portfolio) in exchange for its shares.

9. In accordance with Section 354(a)(1) of the Code, Short-Term Global stockholders will not recognize gain or loss on the exchange of their shares for shares of Low Duration Fund.

10. The basis of the Short-Term Global assets (consisting of beneficial interests of Low Duration Master Portfolio) received by Low Duration Fund will be the same as the basis of such assets to the Short-Term Global immediately before the Reorganization under Section 362(b) of the Code.

11. Under Section 358 of the Code, the basis of the Low Duration Fund shares received by Short-Term Global stockholders (including fractional shares to which they may be entitled) will be the same as the basis of the Short-Term Global shares exchanged pursuant to the Reorganization.

12. Under Section 1223 of the Code, the holding period of the Low Duration Fund shares received by Short-Term Global stockholders in the Reorganization (including fractional shares to which they may be entitled) will include the holding period of the Short-Term Global shares exchanged therefor, provided that such shares were held as a capital asset on the date of the Reorganization.

13. The holding period of the assets received by Low Duration Fund from Short-Term Global (consisting of beneficial interests of Low Duration Master Portfolio) will include the holding period for which such assets were held by Short-Term Global under Section 1223 of the Code.

14. Pursuant to Section 381(a) of the Code and Section 1.381(a)-1 of the Income Tax Regulations, Low Duration Fund will succeed to and take into account the items of Short-Term Global described in Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder. Under
     Section 381(b), the taxable year of Short-Term Global will end on the date of the Reorganization.

         Our opinion represents our best legal judgment as to the proper Federal income tax treatment of the Reorganization, based on the facts contained in the Plan, the N-14 Registration Statement and the Representations. Our opinion assumes the accuracy of the facts as described in the Plan, the N-14 Registration Statement and the Representations and could be affected if any of the facts as so described are inaccurate.

         We are furnishing this opinion letter to the addressees hereof, solely for the benefit of such addressees in connection with the Reorganization. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

                               Very truly yours,


                      /s/ Sidley Austin Brown & Wood LLP